SUITE 500 ONE NORTH CLEMATIS STREET WEST PALM BEACH, FLORIDA 33401 TELEPHONE: (561) 832-3300 FACSIMILE: (561) 655-1109 WWW.BROADANDCASSEL.COM

August 18, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Perry Ellis International, Inc. Registration Statement on Form S-3 Filed on June 24, 2010 File No.: 333-166926

Dear Mr. Reynolds:

On behalf of Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”), we are submitting this letter in response to the comment letter dated July 29, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings as set forth in Perry Ellis’ Registration Statement on Form S-3 filed June 24, 2010 (the “Form S-3”).

General

1.	We note your response to comment one of our letter dated July 8, 2010. Please advise us if the securities to be offered on behalf of the selling stockholders are already issued and outstanding and if you are relying on Rule 430B of the Securities Act to omit the identities of selling stockholders and the amounts of securities being registered on their behalf. Alternatively, provide the information required by Item 507 of Regulation S-K. If you are relying on Rule 430B, provide the information required by Rule 430B(b)(2)(iii) in the registration statement. We may have further comment.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 18, 2010

The $30,000,000 of common stock to be offered by certain selling shareholders pursuant to the Form S-3 has already been issued and remains outstanding. As a result, Perry Ellis is relying on Rule 430B to omit the identity of the selling shareholders and the amount of securities being registered for resale by each such selling shareholder. In the section of the Form S-3 entitled “Selling Shareholders,” Perry Ellis provides the following information regarding the acquisition of the offered securities by the selling shareholders:

“The shares described in this prospectus were obtained by certain of the selling shareholders (i) in private placements by us of our common stock, (ii) upon the exercise of options or warrants to purchase our common stock, (iii) in connection with stock dividends issued by us with respect to our common stock and (iv) by transfers from the original holder of the shares that were obtained in one of the manners described above.”

Perry Ellis believes the language quoted above is sufficient to identify the selling shareholders in a generic manner by identifying the initial offering transactions in which the common stock being offered for re-sale in the Form S-3 was sold to the selling shareholders. As a result, Perry Ellis respectfully submits that it has complied with Rule 430B(b)(2)(iii) and that an amendment to the Form S-3 is not required.

The Staff has asked Perry Ellis to provide supplemental additional information regarding the acquisition of the securities being registered for resale by each of the likely selling shareholders. The likely selling shareholders are the current executive officers and directors of Perry Ellis. The attached table provides certain information regarding their acquisition of stock in Perry Ellis, which stock is outstanding on the date hereof. Perry Ellis may choose to include some or all of the common stock listed in this table as being owned by each such person in the Form S-3, up to the maximum amount of $30,000,000. Alternatively, Perry Ellis may decide in the future not to offer any shares of common stock for sale on behalf of selling shareholders pursuant to the Form S-3. As restrictions lapse with respect to restricted stock granted to these officers and directors listed in the attached table, Perry Ellis may also elect to include these additional shares of common stock in the Form S-3.

We trust that this response letter satisfactorily responds to the Comment Letter. If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Kathleen L. Deutsch

Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis Cory Shade, Esq.

STOCK OWNERSHIP

BY

OFFICERS AND DIRECTORS

OF

PERRY ELLIS INTERNATIONAL, INC. AS OF AUGUST 18, 2010

Name	Date Acquired	Shares Acquired Directly from Perry Ellis (including Shares Acquired as a Result of Stock Splits, as applicable)		Shares Acquired in Open Market (including Shares Acquired as a Result of Stock Splits, as applicable)	Shares Acquired as Restricted Stock or as a result of Stock Option Exercises*	Total Number of Shares Owned

THE OSCAR FELDENKREIS FAMILY PARTNERSHIP, LTD.	Acquired prior to 05/20/93	1,146,539	[1]			1,146,539

FELDENKREIS, GEORGE	Acquired prior to 05/20/93	1,487,719	[1]
	04/28/08				169,593	1,657,312

ARRIOLA, JOE	03/27/07			500
	09/11/08				900
	06/18/09				2,184	3,584

DIX, GARY	Acquired prior to 05/28/93	2,700	[2]
	04/07/94			675
	09/11/08				900
	06/18/09				2,184	6,459

THE FANNY HANONO FAMILY PARTNERSHIP, LTD.	Acquired prior to 05/20/93	310,405	[1]			310,405

LACHER, JOSEPH P.	09/08/99			3,000
	12/17/07			1,000
	09/11/08				900
	06/18/09				2,184	7,084

NATOLI, JOSEPH	09/11/08				900
	06/18/09				2,184	3,084

*	Excludes shares of restricted stock where restrictions have not lapsed.

1	Represents shares acquired in private transactions prior to May 20, 1993 as well as shares acquired as a result of two stock splits declared by Perry Ellis, one on December 29, 2006 and the other in July, 1997.

2	Represents shares acquired in private transactions prior to May 28, 1993 as well as shares acquired as a result of two stock splits declared by Perry Ellis, one on December 29, 2006 and the other in July, 1997.